UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

current report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) October 12, 2015

NEWBRIDGE BANCORP

(Exact Name of Registrant as Specified in Charter)

North Carolina	000-11448	56-1348147
State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

1501 Highwoods Boulevard, Suite 400, Greensboro North Carolina	27410
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (336) 369-0900

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01	Entry into a Material Definitive Agreement

Agreement and Plan of Merger

On October 12, 2015, NewBridge Bancorp, a North Carolina corporation (“NewBridge”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Yadkin Financial Corporation, a North Carolina corporation (“Yadkin”), and Navy Merger Sub Corp., a North Carolina corporation and a wholly-owned subsidiary of Yadkin (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, (i) Merger Sub will merge with and into NewBridge (the “Merger”), with NewBridge continuing as the surviving corporation in the Merger and as a wholly-owned subsidiary of Yadkin and (ii) immediately thereafter, NewBridge will merge with and into Yadkin (together with the Merger, the “Integrated Mergers”), with Yadkin continuing as the surviving corporation. Immediately following the consummation of the Integrated Mergers, NewBridge’s wholly-owned subsidiary, NewBridge Bank, will merge with and into Yadkin’s wholly-owned subsidiary, Yadkin Bank (the “Bank Merger”), with Yadkin Bank continuing as the surviving entity in the Bank Merger. The Merger Agreement was unanimously approved and adopted by the Board of Directors of each of Yadkin and NewBridge.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), NewBridge shareholders will have the right to receive 0.50 shares (the “Exchange Ratio”) of voting common stock, par value $1.00 per share, of Yadkin (“Yadkin Common Stock”) for each Class A share of common stock, no par value, of NewBridge and each Class B share of common stock, no par value, of NewBridge (collectively, “NewBridge Common Stock”). At the Effective Time, each restricted stock award and restricted stock unit award granted by NewBridge will be converted into a number of restricted stock units of Yadkin Common Stock equal to the product of (i) the number of shares of NewBridge Common Stock subject to such award multiplied by (ii) the Exchange Ratio. Also at the Effective Time, each stock option granted by NewBridge will be assumed and converted into an option to purchase a number of shares of Yadkin Common Stock (rounded down to the nearest whole share) determined by multiplying (x) the number of shares of NewBridge Common Stock subject to such stock option multiplied by (y) the Exchange Ratio, at a per share exercise price (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (a) the aggregate exercise price for the shares of NewBridge Common Stock subject to such stock option by (b) the aggregate number of shares of Yadkin Common Stock to be subject to such stock option after giving effect to the adjustments described above.

The Merger Agreement also provides that, among other things, effective as of the Effective Time, Yadkin will increase the size of its board of directors to 15 members and will appoint five current members of the board of directors of NewBridge, as designated by NewBridge and approved by Yadkin, to the boards of directors of Yadkin and Yadkin Bank. In addition, if the Effective Time occurs prior to Yadkin’s 2016 annual meeting of shareholders, Yadkin has agreed to, subject to certain nominating procedures, nominate such individuals for election at such annual meeting and, if so elected, to appoint such individuals to the board of directors of Yadkin Bank, in each case, for an additional one year term. Yadkin has also agreed to appoint an appropriate number of such individuals to the Yadkin Executive Committee such that, until immediately prior to Yadkin’s 2017 annual meeting of shareholders, the pro forma representation of the board of directors of Yadkin and the Yadkin Executive Committee are equivalent with the foregoing, or as close as possible to equivalent.

The Merger Agreement contains customary representations and warranties from both Yadkin and NewBridge, each with respect to its and its subsidiaries’ businesses. Each party has also agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time and each party’s obligation to call a meeting of its shareholders to adopt and approve the Merger Agreement, in the case of NewBridge, and, as required by the rules of the New York Stock Exchange, to approve the issuance of the shares of Yadkin Common Stock in connection with the Merger, in the case of Yadkin. Subject to certain exceptions, NewBridge has agreed to recommend that its shareholders adopt and approve the Merger Agreement and Yadkin has agreed to recommend that its shareholders approve the issuance of shares of Yadkin Common Stock in connection with the Merger. NewBridge has also agreed to customary non-solicitation covenants relating to alternative acquisition proposals, subject to certain exceptions.

The completion of the Merger is subject to customary conditions, including (1) adoption and approval of the Merger Agreement by NewBridge’s shareholders and the approval of the issuance of the shares of Yadkin Common Stock in connection with the Merger by Yadkin’s shareholders, (2) authorization for listing on the New York Stock Exchange of the shares of Yadkin Common Stock to be issued in the Merger, (3) the receipt of required regulatory approvals, including the approval of the Federal Reserve Board, the Federal Deposit Insurance Corporation and the Office of the Commissioner of Banks of the State of North Carolina, (4) effectiveness of the registration statement on Form S-4 for the Yadkin Common Stock to be issued in the Merger, and (5) the absence of any order, injunction or other legal restraint preventing the completion of the Merger or making the completion of the Merger illegal.  Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (1) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (2) performance in all material respects by the other party of its obligations under the Merger Agreement and (3) receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides certain termination rights for both Yadkin and NewBridge and further provides that a termination fee of $18,000,000 will be payable by either Yadkin or NewBridge, as applicable, upon termination of the Merger Agreement under certain circumstances. In addition, under certain circumstances, documented out-of-pocket transaction expenses would be payable to the terminating party.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.  The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.  Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact.  In addition, such representations and warranties (1) will not survive consummation of the Merger, unless otherwise specified therein, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement.  Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.  Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Yadkin or NewBridge, their respective affiliates or their respective businesses.  The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Yadkin, NewBridge, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 that will include a joint proxy statement of Yadkin and NewBridge and a prospectus of Yadkin, as well as in the Forms 10-K, Forms 10-Q, Forms 8-K and other filings that each of Yadkin and NewBridge make with the Securities and Exchange Commission (“SEC”).

ITEM 8.01	Other Events

Voting Agreements

Simultaneous with the execution of the Merger Agreement, each of Yadkin and NewBridge entered into voting agreements (collectively, the “Voting Agreements”) with certain shareholders, including the directors and executive officers, of the other, in which each such shareholder agreed, among other things, to vote the shares of NewBridge Common Stock or Yadkin Common Stock, as applicable, owned beneficially or of record by such shareholder in favor of the Merger in the case of NewBridge and in favor of the issuance of shares of Yadkin Common Stock in connection with the Merger in the case of Yadkin. In addition, each such shareholder has agreed to vote against any proposal made in competition with the Merger, as well as certain other restrictions with respect to the voting and transfer of such shareholder’s shares of NewBridge Common Stock or Yadkin Common Stock, as applicable.  The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreements, forms of which are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated herein by reference.

Cautionary Statement Regarding Forward-Looking Statements

The information presented herein contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Yadkin’s and NewBridge’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Yadkin and NewBridge, including future financial and operating results, expected cost savings, expected impact on future earnings, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and you are cautioned not to place undue reliance on any forward-looking statement. We assume no duty to update forward-looking statements.

In addition to factors previously disclosed in Yadkin’s and NewBridge’s reports filed with the SEC, the following factors among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Yadkin and NewBridge shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Yadkin and NewBridge businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the reaction to the transaction of the companies’ customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information About the Proposed Transaction and Where to Find It

This communication is being made in respect of the proposed transaction involving Yadkin and NewBridge. This material is not a solicitation of any vote or approval of Yadkin’s or NewBridge’s shareholders and is not a substitute for the joint proxy statement/prospectus or any other documents which Yadkin and NewBridge may send to their respective shareholders in connection with the proposed merger. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed transaction, Yadkin intends to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Yadkin and NewBridge and a prospectus of Yadkin, as well as other relevant documents concerning the proposed transaction. Investors and security holders are also urged to carefully review and consider each of Yadkin’s and NewBridge’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. Both NewBridge and Yadkin will mail the joint proxy statement/prospectus to their respective shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS OF YADKIN AND NEWBRIDGE ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other filings containing information about Yadkin and NewBridge at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other filings may also be obtained free of charge at Yadkin’s website at www.yadkinbank.com, or at NewBridge’s website at www.newbridgebank.com.

Yadkin, NewBridge and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Yadkin’s and NewBridge’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Yadkin and their ownership of Yadkin common stock is set forth in the proxy statement for Yadkin’s 2015 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 10, 2015. Information about the directors and executive officers of NewBridge and their ownership of NewBridge’s common stock is set forth in the proxy statement for NewBridge’s 2015 Annual Meeting of Shareholders, as filed with the SEC on a Schedule 14A on April 2, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

ITEM 9.01.	Financial Statements and Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of October 12, 2015, among Yadkin Financial Corporation, NewBridge Bancorp and Navy Merger Sub Corp.
99.1	Form of Voting Agreement, dated as of October 12, 2015, by and between Yadkin Financial Corporation and certain shareholders of NewBridge Bancorp
99.2	Form of Voting Agreement, dated as of October 12, 2015, by and between NewBridge Bancorp and certain shareholders of Yadkin Financial Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 13, 2015	NEWBRIDGE BANCORP

	By:	/s/ Pressley A. Ridgill
Pressley A. Ridgill, President and
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of October 12, 2015, among Yadkin Financial Corporation, NewBridge Bancorp and Navy Merger Sub Corp.
99.1	Form of Voting Agreement, dated as of October 12, 2015, by and between Yadkin Financial Corporation and certain shareholders of NewBridge Bancorp
99.2	Form of Voting Agreement, dated as of October 12, 2015, by and between NewBridge Bancorp and certain shareholders of Yadkin Financial Corporation

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